Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE

NEW YORK, NEW YORK 10022-2605

212-838-1177

FAX – 212-838-9190

November 14, 2011

WRITER’S DIRECT LINE

(212) 838-4175

Mr. Jay E. Ingram, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:

Blue Moose Media, Inc.

Amendment 1 to Current Report on Form 8-K

File No. 0-53769 Filed October 11, 2011

Dear Mr. Ingram:

As counsel to Blue Moose Media, Inc. (the “Company”), we have prepared this letter on the Company’s behalf in response to the Staff’s comment letter dated October 20, 2011 (the “Comment Letter”) regarding the above-referenced Form 8-K/A (the “Current Report”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter above the Company’s response.

If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

Summary, page 1

1.

Please provide the accounting literature that you are referencing in your response to comment four of our letter dated September 21, 2011. Please also tell us how you have recorded the sale of these warrants.

The warrants referenced in the first and third paragraph were sold for cash in connection with the sale of the underlying common shares.  The proceeds from the sale of the unit was allocated to the warrants and underlying common stock in accordance with ASC Topic 505-10-25-2.

Description of Business, page 2

Our Operations, page 2

2.

We have read your response to comment 10 of our letter dated September 21, 2011. Please revise your filing to provide product line disclosures as required by ASC Topic 280-10-50-40.

See additional disclosure with regard to sales by product line set forth in the Section "Description of Business – Our Operations" and in Footnote 13 - Significant Customers / Concentration, to the unaudited consolidated financial statements for the six months ended June 30, 2011 and 2010 and the audited consolidated financial statements for the years ended December 31, 2011 and 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 10

June 30, 2011 Compared to June 30, 2010, page 12

3.

We note your response to comment 23 of our letter dated September 21, 2011; however, it does not appear that you have revised your disclosures as noted in your response. Please provide a more comprehensive discussion of the factors which led to changes in your operations. This comment also applies to all future periodic reports.

We have revised the document to provide a more comprehensive discussion.

Liquidity and Capital Resources, page 13

4.

Given that your lines of credit are due on demand, please enhance your disclosures to discuss the likelihood of the lines of credit being called and how you expect to meet such obligations if necessary.

We have so revised the document.

5.

We reissue comment 25 of our letter dated September 21, 2011. Please tell us what consideration Blue Moose has given to filing the standby line of credit agreements as exhibits to the Form 8-K.

We have filed these agreements as Exhibits 10.7 and 10.8.

Cash Flows, page 13

6.

We have read your updated disclosures in response to comment 26 of our letter dated September 21, 2011. Please further explain to us, and revise your policy for granting credit, how you determine the terms, and what your standard terms are. If there are situations where you grant terms other than your standard terms, please explain these circumstances.

Customers’ credit worthiness is reviewed and management approval is required before credit is granted.  The company’s general customer payment terms are 30-60 days with the products being shipped FOB Shipping Point.  Payment terms are determined by management at the time of the sales.  There are no discount for early payment except for one customer who has negotiated a 1.5% discount for payments received within 10 days.

Significant Accounting Policies, page 14

7.

The second paragraph on page 15 which begins "Company's best estimate of probable..." is not clear. Please revise to clearly indicate whether you are discussing the allowance for doubtful accounts or long-lived asset impairments.

This paragraph has been deleted as it is duplicative of the following paragraph.

Properties, page 17

8.

We considered the response to comment 28 of our letter dated September 21, 2011. It appears that the three leases may be material leases under Item 601(b)(10)(ii)(D) of Regulation S-K. If so, Blue Moose must file the leases as exhibits to the Form 8-K. Please revise or advise.

We have filed these agreements as Exhibits 10.4 through 10.6.

Section 16(a) Beneficial Ownership Reporting Compliance, page 21

9.

Refer to comment three of our letter dated September 21, 2011. Clarify the references to sections 12 and 16(a) of the "Securities Act."

We have so revised the document.

Supplemental Disclosure of Non-Cash Investing and Financing Activities, page F-8

10.

We have read your response to comment 36 of our letter dated September 21, 2011. Please tell us how CoMeTas AS accounted for the return of its shares from the previous chief executive officer and how this impacted your accounting for your shares of CoMeTas AS.

At the time of issuing the shares to its former chief executive officer, CoMeTas AS recorded an approximately $280,039 receivable and issued the underlying shares.

The consolidated Liqtech AS financial statements recorded the underlying uncontrolled interest in equity and the proportionate shares of the result of operations from the time of issuance to surrender.

Upon the shares being contributed back to CoMeTas AS, it recorded a $280,039 decrease in accounts receivable, a $325,208 decrease in uncontrolled interest in subsidiary and a capital contribution of $45,169 for the difference which represents the result of operations attributable to the uncontrolled interest from the time of issuance to surrender.

Note 10 — Income Taxes, page F-15

11.

We note your response to comment 41 of our letter dated September 21, 2011; however your tables included on page F-15 appear to be unchanged. Please revise your filing accordingly. Supplementally, please also reconcile your tax at the U.S. statutory rate.

We have so amended Footnote 10 – Income Taxes.

As requested, the Company acknowledges that:

· The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

· Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ George Lander

George Lander